MAG Silver Corp.

September 18, 2007

For Immediate Release

N/R #07-27

MAG SILVER ACQUIRES NEW GOLD-SILVER PROPERTY IN FRESNILLO SILVER TREND

AND INITIATES DRILL PROGRAM

Vancouver, B.C…MAG Silver Corp. (TSXV: MAG) (AMEX: MVG) (“MAG”) announces that the company has entered into an agreement to acquire a 100% interest in the Sello silver/gold property within the Fresnillo Silver Trend of north central Zacatecas State, Mexico.  The Sello property is located approximately 110 kilometres north-northwest of Fresnillo and the Juanicipio Joint Venture where MAG and Industrias Peñoles are delineating a new high grade silver-gold vein discovery.  The Sello property is just 45 kilometres north of the historic San Martin and Sombrerete mining districts.

Although outcrop on the Sello property is minimal, there is mineralized high grade quartz vein material on the dumps of a collapsed prospecting shaft of undetermined depth. Grab samples collected from the dump and from a vein exposed in the wall of the shaft (Sample 16889) assayed as follows:

Sample	Gold	Gold	Silver	Silver	Lead	Zinc
Designation	ppm	ppm	ppm	Ounces	ppm	ppm
	Fire Assay	Fire Assay Gravity
16887	7.05	7.47	108	3.1	6,900	1,300
16888	3.70	3.22	17.9	0.5	8,600	3,320
16889	8.59	9.19	4.5	0.1	2,410	1,530
Sello “S”	2.10	n/a	28	0.8	n/a	n/a
Sello “Q”	6.25	n/a	104	3.0	n/a	n/a

A limited airborne geophysical survey has identified a prominent east-northeast trending magnetic feature that is parallel with the vein exposed in the shaft collar.

MAG has mobilized a drill to the property and has started an initial 5-hole 1,500 metre drill program.  Drilling will target on the shaft/dump area and the geophysically interpreted structure.

The 2,000 hectare Sello property has been acquired from two local individuals.  MAG has the right to earn an undivided 100% interest in the property through a series of optional cash payments over time. Terms of the acquisition for two of three claims require optional cash payments totaling US$1,000,000 over three years including US$25,000 paid on signing. A separate acquisition for the remaining claim totals US$125,000 over two years including US$25,000 paid on signing.

Quality Assurance and Control: The Company has implemented a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C. V. on behalf of MAG. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay. Dan MacInnis (P.Geo), the Company’s President, acted as a non-independent, qualified person for this news release.  Mr. MacInnis is satisfied that the results are verified based on an inspection of the samples, a review of the sampling procedures and the credentials of the professionals completing the work.

About MAG Silver Corp. ( www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Industrias Peñoles are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX-V under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the TSX Venture Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet on SEDAR at www.sedar.com and on EDGAR at http://tinyurl.com/4px4l .